U. S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                                  SECURITIES OF
                             SMALL BUSINESS ISSUERS

                  Under Section 12(b) or (g) of the Securities
                              Exchange Act of 1934

                    Digital Village World Technologies, Inc.
                 (Name of Small Business Issuer in its charter)

Nevada                                          88-0404114
(State or other jurisdiction of                 (I.R.S. Employer
incorporation or organization)                  Identification No.)

Unit 10, 18980 Fraserwood Court
Burnaby, B.C. , Canada                          V5J5H7
(Address of Principal Office)                   Zip Code

Issuer's telephone number:  (604) 438-3598

Securities to be registered under Section 12(b) of the Act:

Title of each class to be so registered - N/A
Name of each exchange on which each class is to be registered - N/A

Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of class)

                                     PART I

Item 1.  DESCRIPTION OF BUSINESS

General

        The Company was incorporated under the laws of the State of Nevada on September 14, 1998, under the name Body Concepts, Inc.
It was formed to engage in the business of owning and operating small boutique style fitness facilities in which clients work with fitness advisors to establish exercise routines, nutrition programs, stress releasing therapies, and the like. Company management spent several months engaged in the process of raising capital, interviewing potential employees and seeking to locate a suitable location for its first facility. However, the Company had difficulty locating a suitable location and management ultimately determined that it did not have sufficient capital to proceed with its original business plan. The
Company never commenced any commercial operations, and as of the date hereof, the Company has no business operations or employees and owns no real estate.

        In February, 2000, there was a change in control of the Company, new management was appointed and the Company adopted a new business plan.  On May 16, 2000, The Company changed its name to Digital Village World Technologies, Inc. (See Item 5 "Directors, Executive Officers, Promoters and Control Persons" and
Item 7 "Certain Relationships and Related Transactions"). The new management has elected to make the Company a "blind pool" or
"blank check" company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder
value.   In conjunction with the adoption of a new business plan, the
Company has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company under the Securities Exchange Act of 1934.

        The acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership. The Company has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity. The Company intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

        At the present time the Company has not identified any business opportunity that it plans to pursue, nor has the Company reached any agreement or definitive understanding with any person concerning an acquisition. The Company's officers and directors have had preliminary contacts with representatives of various companies concerning the general possibility of a merger or acquisition with a blind pool or blank check company. However, none of these preliminary contacts or discussions have, as yet, led to an agreement or understanding with respect to completion of a merger or acquisition transaction.

        Prior to the effective date of this registration statement, it is anticipated that the Company's officers and directors will contact broker-dealers and other persons with whom they are acquainted who are involved in corporate finance matters to advise them of the Company's existence and to determine if any companies or businesses they represent have a general interest in considering a merger or acquisition with a blind pool or blank check entity. However, it is the intent of Company management not to engage in direct discussions regarding the possibility of a merger or acquisition until after the effective date of this registration statement. No assurance can be given that the Company will be successful in finding or acquiring a desirable business opportunity, given the limited funds that are expected to be available for acquisitions, or that any acquisition that occurs will be on terms that are favorable to the Company or its stockholders.

        The Company's search will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on NASDAQ or on an exchange such as the American Stock Exchange. (See
"Investigation and Selection of Business Opportunities").  The
Company anticipates that the business opportunities presented to it will (i) either be in the process of formation, or be recently organized with limited operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties; (iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept; or (v) have a combination of the characteristics mentioned in (i) through (iv). The Company intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned. Given the above factors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

        The Company does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. The Company's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

        As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into the Company, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of the Company would either be issued by the Company or be purchased from the current principal shareholders of the Company by the acquiring entity or its affiliates.
If stock is purchased from the current shareholders, the transaction is very likely to be a private transaction rather than a public distribution of securities, but is also likely to result in substantial gains to the current shareholders relative to their purchase price for such stock. In the Company's judgment, none of its officers and directors would thereby become an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933, as amended, as long as the transaction is a private transaction rather than a public distribution of securities. The sale of a controlling interest by certain principal shareholders of the Company could occur at a time when the other shareholders of the Company remain subject to restrictions on the transfer of their shares.

        Depending upon the nature of the transaction, the current officers and directors of the Company may resign their management positions with the Company in connection with a change in control of the Company or its acquisition of a business opportunity (See "Form of Acquisition," below, and "Risk Factors - The Company - Lack of Continuity in Management"). In the event of such a resignation, the Company's current management would not have any control over the conduct of the Company's business following the change in control or the Company's combination with a business opportunity.

        It is anticipated that business opportunities will come to the Company's attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. The Company has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for the Company.

Investigation and Selection of Business Opportunities

        To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the business opportunity will derive from becoming a publicly held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes. The Company will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because the Company may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, the Company will incur further risks, because management in many instances will not have proven its abilities or effectiveness, the eventual market for the products or services of the business opportunity will likely not be established, and the business opportunity may not be profitable when acquired.

        It is anticipated that the Company will not be able to diversify, but will essentially be limited to one such venture because of the Company's limited financing. This lack of diversification will not permit the Company to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase the Company's securities.

        It is emphasized that management of the Company may effect transactions having a potentially adverse impact upon the Company's shareholders pursuant to the authority and discretion of the Company's management to complete acquisitions without submitting any proposal to the stockholders for their consideration. Holders of the Company's securities should not anticipate that the Company necessarily will furnish such holders, prior to any merger or acquisition, with financial statements, or any other documentation, concerning a target company or its business. In some instances, however, the proposed participation in a business opportunity may be submitted to the stockholders for their consideration, either voluntarily by such directors to seek the stockholders' advice and consent or because state law so requires.

        The analysis of business opportunities will be undertaken by or under the supervision of the Company's officers and directors, none of whom are professional business analysts (See "Management").
Although there are no current plans to do so, Company management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since Company management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of the Company, it is likely that any such fee the Company agrees to pay would be paid in stock and not in cash. Otherwise, the Company anticipates that it will consider, among other things, the following factors:

        (1) Potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

        (2) The Company's perception of how any particular business opportunity will be received by the investment community and by the Company's stockholders;

(3) Whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of the Company to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ, so as to permit the trading of such securities to be exempt from the requirements of Rule 15c2-6 adopted by the Securities and Exchange Commission (See "Risk Factors - The
Company - Regulation of Penny Stocks").

        (4) Capital requirements and anticipated availability of required funds to be provided by the Company or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;
        (5) The extent to which the business opportunity can be advanced;

        (6) Competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

(7) Strength and diversity of existing management, or management prospects that are scheduled for recruitment;

(8) The cost of participation by the Company as compared to the perceived tangible and intangible values and potential; and

(9) The accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

        In regard to the possibility that the shares of the Company would qualify for listing on NASDAQ, the current standards for initial listing include, among other requirements, that the Company (i) have net tangible assets of at least $4,000,000, or a market capitalization of $50,000,000, or net income of not less than $750,000 in its latest fiscal year or in two of the last three fiscal year; (ii) have a public float (i.e. shares that are not held by any officer, director or 10% shareholder) of at least 1,000,000 shares; (iii) have a minimum bid price of at least $4.00;

        (iv) have at least 300 round lot shareholders (i.e. shareholders who own not less than 100 shares); and (v) have an operating history of at least one year or a market capitalization of at least $50,000,000. Many, and perhaps most, of the business opportunities that might be potential candidates for a combination with the Company would not satisfy the NASDAQ listing criteria.

        No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of the Company's limited capital available for investigation and management's limited experience in business analysis, the Company may not discover or adequately evaluate adverse facts about the opportunity to be acquired.
        The Company is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

        Prior to making a decision to participate in a business opportunity, the Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

        As part of the Company's investigation, the Company's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise.

It is possible that the range of business opportunities that might be available for consideration by the Company could be limited by the impact of Securities and Exchange Commission regulations regarding purchase and sale of "penny stocks." The regulations would affect, and possibly impair, any market that might develop in the Company's securities until such time as they qualify for listing on NASDAQ or on an exchange which would make them exempt from applicability of the"penny stock" regulations. See "Risk Factors - Regulation of Penny Stocks."

        Company management believes that various types of potential merger or acquisition candidates might find a business combination with the Company to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with the Company to be an attractive alternative.

Form of Acquisition

        It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a merger or reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

        It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders. (See "Description of Business - General").

        The Company anticipates that it will seek to issue any new securities issued in any reorganization transaction in reliance upon exemptions from registration under applicable federal and state securities laws. In some circumstances, the Company may be required to register such securities for issuance. In other circumstances, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

        The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

        As a general matter, the Company anticipates that it, and/or its principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

        It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.

Investment Company Act and Other Regulations

        The Company may participate in a business opportunity by purchasing, trading or selling the securities of such business. The Company does not, however, intend to engage primarily in such activities. Specifically, the Company intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

        The Company's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since the Company will not register as an investment company, stockholders will not be afforded these protections.

        Any securities which the Company might acquire in exchange for its Common Stock are expected to be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). If the Company elects to resell such securities, such sale cannot proceed unless a registration statement has been declared effective by the Securities and Exchange Commission or an exemption from registration is available. Section 4(1) of the Act, which exempts sales of securities not involving a public distribution by persons other than the issuer, would in all likelihood be available to permit a private sale. Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, the Company would be required to comply with the provisions of the Act to effect such resale.

        An acquisition made by the Company may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

Competition

        The Company expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities may have significantly greater experience, resources and managerial capabilities than the Company and in that event, will be in a better position than the Company to obtain access to attractive business opportunities. The Company also will experience competition from other public "blind pool" companies, many of which may have more funds available than does the Company, and from several other blind pool companies formed by Company management (See"Item 5. Directors, Executive Officers, Promoters and Control Persons - Other Blind Pool Activities").

Administrative Offices

        The Company currently maintains a mailing address at Unit
10, 18980 Fraserwood Court, Burnaby, B.C., Canada V5J5H7.  The
Company's telephone number there is 604-808-1681. Other than this mailing address, the Company does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. The Company pays no rent or other fees for the use of this mailing address.

Employees

        The Company is in the development stage and currently has no employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

Risk Factors

        A. Conflicts of Interest. Certain conflicts of interest exist between the Company and its officers and directors. They have other business interests to which they currently devote attention, and are expected to continue to do so. As a result, conflicts of interest may arise that can be resolved only through their exercise of judgment in a manner which is consistent with their fiduciary duties to the Company. See "Management," and "Conflicts of Interest."

        B. Possible Need for Additional Financing. The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's operations will be limited to those that can be financed with its modest capital.

        C. Regulation of Penny Stocks. The Company's securities, when available for trading, are expected to be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and also may affect the ability of purchasers in this offering to sell their securities in any market that might develop therefor.

        In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, and
15g-7 under the Securities Exchange Act of 1934, as amended.
Because the securities of the Company may constitute "penny stocks" within the meaning of the rules, the rules would apply to the Company and to its securities. The rules may further affect the ability of the Company's shareholders to sell their shares in any public market which might develop.

        Shareholders should be aware that, according to Securities and Exchange Commission Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. The Company's management is aware of the abuses that have occurred historically in the penny stock market. Although the Company does not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to the Company's securities.

        D. No Operating History. The Company has no operating history, revenues from operations, or assets other than cash from private sales of stock. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement in a new business opportunity. The Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

        E. No Assurance of Success or Profitability. There is no assurance that the Company will acquire a favorable business opportunity. Even if the Company should become involved in a business opportunity, there is no assurance that it will generate revenues or profits, or that the market price of the Company's outstanding shares will be increased thereby.

        F. Possible Business - Not Identified and Highly Risky. The Company has not identified and has no commitments to enter into or acquire a specific business opportunity. As a result, it is only able to make general disclosures concerning the risks and hazards of acquiring a business opportunity, rather than providing disclosure with respect to specific risks and hazards relating to a particular business opportunity. As a general matter, prospective investors can expect any potential business opportunity to be quite risky. (See Item 1 "Description of Business.")

        G. Type of Business Acquired. The type of business to be acquired may be one that desires to avoid effecting its own public offering and the accompanying expense, delays, uncertainties, and federal and state requirements which purport to protect investors. Because of the Company's limited capital, it is more likely than not that any acquisition by the Company will involve other parties whose primary interest is the acquisition of control of a publicly traded company. Moreover, any business opportunity acquired may be currently unprofitable or present other negative factors.

        H. Impracticability of Exhaustive Investigation. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a business opportunity before the Company commits its capital or other resources thereto. Management decisions, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys and the like which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the promoter, owner, sponsor, or others associated with the business opportunity seeking the Company's participation. A significant portion of the Company's available funds may be expended for investigative expenses and other expenses related to preliminary aspects of completing an acquisition transaction, whether or not any business opportunity investigated is eventually acquired.

        I. Lack of Diversification. Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its acquisitions or operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

        J. Possible Reliance upon Unaudited Financial Statements.
The Company generally will require audited financial statements from any business that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company. In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors. The lack of the type of independent verification which audited financial statements would provide, increases the risk that the Company, in evaluating an acquisition with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that the acquisition of such a company might prove to be an unfavorable one for the Company or the holders of the Company's securities.

        Moreover, the Company will be subject to the reporting provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and thus will be required to furnish certain information, including audited financial statements, for any existing business it may acquire. Consequently, acquisition prospects that do not have, or are unable to provide reasonable assurances that they will be able to obtain, the required audited statements would not be considered by the Company to be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable. Should the Company, during the time it remains subject to the reporting provisions of the Exchange Act, complete an acquisition of an entity for which audited financial statements prove to be unobtainable, the Company would be exposed to enforcement actions by the Securities and Exchange Commission (the "Commission") and to corresponding administrative sanctions, including permanent injunctions against the Company and its management. The legal and other costs of defending a Commission enforcement action are likely to have material, adverse consequences for the Company and its business. The imposition of administrative sanctions would subject the Company to further adverse consequences.

        In addition, the lack of audited financial statements would prevent the securities of the Company from becoming eligible for listing on the OTC Bulletin Board, NASDAQ, the automated quotation system sponsored by the National Association of Securities Dealers, Inc., or on any existing stock exchange. Moreover, the lack of such financial statements is likely to discourage broker-dealers rom becoming or continuing to serve as market makers in the securities of the Company. Without audited financial statements, the Company would almost certainly be unable to offer securities under a registration statement pursuant to the Securities Act of 1933, and the ability of the Company to raise capital would be significantly limited until such financial statements were to become available.

        K. Other Regulation. An acquisition made by the Company may be of a business that is subject to regulation or licensing by federal, state, or local authorities. Compliance with such regulations and licensing can be expected to be a time-consuming, expensive process and may limit other investment opportunities of the Company.

        L. Dependence upon Management; Limited Participation of Management. The Company will be heavily dependent upon the skills, talents, and abilities of its officers and directors to implement its business plan, and may, from time to time, find that the inability of such persons to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan. Furthermore, the Company will be entirely dependent upon the experience of its officers and directors in seeking, investigating, and acquiring a business and in making decisions regarding the Company's operations. See "Management." Because investors will not be able to evaluate the merits of possible business acquisitions by the Company, they should critically assess the information concerning the Company's officers and directors.

        M. Lack of Continuity in Management. The Company does not have an employment agreement with any of its officers or directors, and as a result, there is no assurance that they will continue to manage the Company in the future. In connection with acquisition of a business opportunity, it is likely the current officers and directors of the Company may resign. A decision to resign will be based upon the identity of the business opportunity and the nature of the transaction, and is likely to occur without the vote or consent of the stockholders of the Company.

        N. Dependence upon Outside Advisors. To supplement the business experience of its officers and directors, the Company may be required to employ accountants, technical experts, appraisers,attorneys, or other consultants or advisors. The selection of any such advisors will be made by the Company's officers without any input from stockholders. Furthermore, it is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company. In the event the officers of the Company consider it necessary to hire outside advisors, they may elect to hire persons who are affiliates, if those affiliates are able to provide the required services.

        O. Leveraged Transactions. There is a possibility that any acquisition of a business opportunity by the Company may be leveraged, i.e., the Company may finance the acquisition of the business opportunity by borrowing against the assets of the business opportunity to be acquired, or against the projected future revenues or profits of the business opportunity. This could increase the
Company's exposure to larger losses.  A business opportunity acquired through a leveraged transaction is profitable only if it generates enough revenues to cover the related debt and expenses.
Failure to make payments on the debt incurred to purchase the
business opportunity could result in the loss of a       portion or all of
the assets acquired.  There is no assurance that any     business
opportunity acquired through a leveraged transaction will      generate
sufficient revenues to cover the related debt and expenses.

        P. Competition. The search for potentially profitable business opportunities is intensely competitive. The Company expects to be at a disadvantage when competing with many firms that have substantially greater financial and management resources and capabilities than the Company. These competitive conditions will exist in any industry in which the Company may become interested.

        Q. No Foreseeable Dividends. The Company has not paid dividends on its Common Stock and does not anticipate paying such dividends in the foreseeable future.

        R. Loss of Control by Present Management and
Stockholders. The Company may consider an acquisition in which the Company would issue as consideration for the business opportunity to be acquired an amount of the Company's authorized but unissued
Common Stock that would, upon issuance, represent the great majority of the voting power and equity of the Company. The result of such an acquisition would be that the acquired company's stockholders and management would control the Company, and the Company's management could be replaced by persons unknown at this time. Such a merger would result in a greatly reduced percentage of ownership of the Company by its current shareholders. In addition, in conjunction with such a transaction, the Company's current officers, directors and principal shareholders could sell their controlling block of stock at a premium price to the acquired company's stockholders.

        S. No Public Market Exists. The Company's shares are currently approved for trading on the "Pink Sheets" of the National Quotation Bureau under the symbol BCEI. However, there is no trading activity in such securities. As a result, there is no real public market for the Company's common stock, and no assurance can be given that a market will develop or that a shareholder ever will be able to liquidate his investment without considerable delay, if at all.
If a market should develop, the price may be highly volatile. Factors such as those discussed in this "Risk Factors" section may have a significant impact upon the market price of the securities offered hereby. Owing to the low price of the securities, many brokerage firms may not be willing to effect transactions in the securities. Even if a purchaser finds a broker willing to effect a transaction in these securities, the combination of brokerage commissions, state transfer taxes, if any, and any other selling costs may exceed the selling price. Further, many lending institutions will not permit the use of such securities as collateral for any loans.

        T. Rule 144 Sales. A portion of the Company's outstanding shares constitute "restricted securities" as that term is defined in Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement, pursuant to and in accordance with the requirements of Rule 144 or pursuant to other applicable exemptions from registration under the Act and under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of at least two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.

        U. Blue Sky Considerations. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Some jurisdictions may not allow the trading or resale of blind-pool or "blank-check" securities under any circumstances. Accordingly, investors should consider the secondary market for the Company's securities to be a limited one.

Item 2. Management's Discussion and Analysis or Plan of Operations.

Liquidity and Capital Resources

        The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of proceeds in the amount of $ 2,500 from its inside capitalization funds and $75,000 from its offering and sale of shares pursuant to an exemption from registration provided by Rule 504 promulgated under Regulation D under the Securities Act of 1933. Consequently, the Company's balance sheet for the period ending March 31, 2000 reflects a current asset value of $64,535 and a total asset value of $64,535 which is all in the form of cash.

        The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a business combination or whether its capital will be further depleted by the operating losses (if any) of the business entity which the Company may eventually acquire.

Results of Operations

        During the period from September 15, 1998 (inception) through March 31, 2000, the Company has engaged in no significant operations other than organizational activities and acquisition of capital. The Company pursued its initial plan of seeking to open small boutique style fitness facilities for several months, but never commenced commercial operations. In February 2000 there was a change in control and since that date, the Company's activities have related to preparation for registration of its securities under the Securities Exchange Act of 1934, as amended. No revenues were received by the Company during this period, other than interest earned on cash deposits.

        For the current fiscal year, the Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues other than limited interest income. The Company may also continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Plan of Operation

        During its current fiscal year ending December 31, 2000, the Company plans to complete its registration under the Securities Exchange Act of 1934 and thereafter to initiate efforts to locate a suitable business acquisition candidate. There is no assurance as to when or whether the Company will locate a suitable business acquisition candidate or complete a business acquisition transaction. Need for Additional Capital

        The Company's existing capital is expected to be sufficient to enable it to meet its cash needs in conjunction with completing its registration under the Securities Exchange Act of 1934, compliance with its reporting obligations under such Act following completion of its registration and payment of costs expected to be incurred in conjunction with efforts to locate a suitable business acquisition candidate for a period of at least twelve months following the date of this registration statement on Form 10SB.

Item 3. Description of Property.

        The Company currently maintains a mailing address at Unit 10, 18980 Fraserwood Court, Burnaby B.C., Canada, V5J5H7. The Company pays no rent for the use of this mailing address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. The Company's telephone number is 604-808-1681.

Item 4. Security Ownership of Certain Beneficial Owners and
Management.

        On May 19, 2000, the Company amended its articles of incorporation to increase the number of authorized shares from 25,000,000 to 62,500,000. It also simultaneously completed a 2.5:1 forward split of its issued and outstanding common stock.
Accordingly, as of the date hereof, the Company has a total of 4,375,000 shares of common stock issued and outstanding. The following table sets forth, as of the date of this Registration
Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of the Company. Also included are the shares held by all executive officers and directors as a group.

                                                                       %
                               Number of                              of
Name and                    Shares Owned                           Class
Address                     Beneficially                           Owned
Richard Wang <F1>
7051 Ash Crescent #2
Vancouver, B.C. V6P3K6                 0                              0%

Peng Chen <F1>
1465 Parkway Boulevard, #221
Coquitlam, B.C. V3E3E6                 0                              0%

James Wosk                       500,000                      11.43%
455 Granville St.
Suite 206
Vancouver, B.C. Canada
V6C1T1

Howard Gelfand                   500,000                      11.43%
455 Granville St.
Suite 206
Vancouver, B.C. Canada
V6C1T1

 All directors and executive
 officers (2 persons)                  0                              0%


 <F1>  The person listed is an officer, a director, or both, of the Company.


Item 5.  Directors, Executive Officers, Promoters and Control
Persons.

        The directors and executive officers currently serving the Company are as follows:

                                                          Positions Held
                                                                     and
Name                         Age                                  Tenure
Richard Wang                  48                President and a Director
                                                       since April, 2000

Peng Chen                     38             Secretary, Treasurer, and a
                                              Director since April, 2000


        The directors named above will serve until the first annual meeting of the Company's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting.
Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of the Company and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to the Company's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of the Company's affairs.

        The directors and officers will devote their time to the Company's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person. Biographical Information

Richard Wang

        Richard Wang, a Canadian citizen residing in Vancouver, B.C., Canada has been engaged in several businesses including marketing health food products and general merchandise in Canada, the USA, and Asia. He has been involved in all aspects of new products research and development including a water-resistant and child-resistant electronic lighters and filed a patent for this new invention in the USA, Canada and Asia. For the last two years he has devoted time to developing Internet business opportunities in Canada and Asia.

Peng Chen

        Mr. Peng Chen is a Chinese citizen and, since March 1998, a Canadian landed immigrant. From 1985 to 1994 Mr. Chen was an Information Technology specialist with China Telecom in Tianjin, China. In 1994 he commenced his own business in Tianjin in the freight forwarding industry. From 1995 to the present, he has been a director of the Yucheng Group of Tianjin, which has interests in Internet and media areas. Since his immigration to Canada, he has established a Canadian component of Yucheng Group and established a building materials export company specializing in moving Canadian products to China.

Indemnification of Officers and Directors

        As permitted by Nevada law, the Company's Articles of Incorporation provide that the Company will indemnify its directors and officers against expenses and liabilities they incur to defend, settle, or satisfy any civil, criminal, administrative or investigative proceeding brought against them on account of their being or having been Company directors or officers to the fullest extent permitted by Nevada law unless, in any such action, they are adjudged not to have met the standard of conduct required by Nevada law to make it permissible for the Company to provide indemnification. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange
Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.


Exclusion of Liability

        Pursuant to the Nevada General Corporation Law, the
Company's Articles of Incorporation exclude personal liability for its directors for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

Conflicts of Interest

        None of the officers of the Company will devote more than a portion of his time to the affairs of the Company. There will be occasions when the time requirements of the Company's business conflict with the demands of the officers' other business and investment activities. Such conflicts may require that the Company attempt to employ additional personnel. There is no assurance that the services of such persons will be available or that they can be obtained upon terms favorable to the Company.

        The officers, directors and principal shareholders of the Company may actively negotiate for the purchase of a portion of their common stock as a condition to, or in connection with, a proposed merger or acquisition transaction. It is anticipated that a substantial premium may be paid by the purchaser in conjunction with any sale of shares by the Company's officers, directors and principal shareholders made as a condition to, or in connection with, a proposed merger or acquisition transaction. The fact that a substantial premium may be paid to members of Company management to acquire their shares creates a conflict of interest for them and may compromise their state law fiduciary duties to the Company's other shareholders. In making any such sale, members of Company management may consider their own personal pecuniary benefit rather than the best interests of the Company and the Company's other shareholders, and the other shareholders are not expected to be afforded the opportunity to approve or consent to any particular buy-out transaction involving shares held by members of Company management.

Item 6.  Executive Compensation.

        No officer or director has received any remuneration or compensation from the Company. Until the Company acquires additional capital, it is not anticipated that any officer or director will receive additional compensation from the Company other than reimbursement for out-of-pocket expenses incurred on behalf of the Company. See "Certain Relationships and Related Transactions."
The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Item 7.  Certain Relationships and Related Transactions.

        In March 2000, the current directors were approached by the prior directors and asked to take over operation of the Board of Directors and the Company. The original business plan had not been successful and the prior directors felt that the new directors had broad business expertise and contacts, and thus a better chance of organizing a viable business opportunity for the Company. Neither Mr. Wang
nor Mr. Chen acquired any common stock in the   Company, but
have been given options to acquire common shares of the Company at a price of $.25 each during the period up to and including December
31, 2001.

        No officer, director, promoter, or affiliate of the Company has or proposes to have any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

        The Company has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, the Company is unable to predict whether, or in what amount, such a stock issuance might be made.

        It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of the Company's directors or executive officers, or to any other affiliate of the Company except as described under "Executive Compensation" above.

        Although management has no current plans to cause the Company to do so, it is possible that the Company may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by the Company's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to the Company's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by the Company's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving the Company would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

Item 8.  Description of Securities.

Common Stock

        The Company amended its Articles of Incorporation on May
19, 2000, to increase the number of authorized shares from 25,000,000 to 62,500,000. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. In the election of Directors, a plurality of the votes cast shall elect. In all other matters, the action shall be approved if the number of votes cast in favor of the action exceed the number of votes cast in opposition to the action.

        Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of the Company's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Transfer  Agent

        The Company's Transfer Agent is Signature Stock Transfer,
14675 Midway Road, #221, Dallas, Texas 75244. The telephone number of the Transfer Agent is 972-788-4193.

Reports to Stockholders

        The Company plans to furnish its stockholders with an annual report for each fiscal year ending December 31 containing financial statements audited by its independent certified public accountants. In the event the Company enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders. Additionally, the Company may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. The Company intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

PART II

Item 1.  Market Price and Dividends on the Registrant's Common
Equity and Other Shareholder Matters

        The Company's common stock is currently approved for trading on the "Pink Sheets" of the National Quotation's Bureau under the symbol BCEI. However, there is currently no trading activity in such securities. It is expected that the Company will change its trading symbol as a result of its recent name change. As of the date of this registration statement, there are approximately 39 holders of record of the Company's common stock. No dividends have been paid to date and the Company's Board of Directors does not anticipate paying dividends in the foreseeable future.

Item 2.  Legal Proceedings

        The Company is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

        No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than 5.0% of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

Item 3.  Changes in and Disagreements with Accountants.

        Not applicable.

Item 4.  Recent Sales of Unregistered Securities.

        Since September 15, 1998 (the date of inception) the Company has sold its Common Stock to the persons listed in the table below in transactions summarized as follows:



                    Date                               Aggregate        Purchase
                      of                                Purchase           Price
Name                Sale                  Shares           Price       Per Share
Rick Valouche        Dec. 15/98           20,000          $2,000      $0.10
James Wosk          Sept. 15/98          500,000          $1,250      $0.0025
Howard Gelfand      Sept. 15/98          500,000          $1,250      $0.0025
Terrance
Devouin              Dec. 17/98           10,000          $1,000      $0.10
Lana Eide            Dec. 18/98           10,000          $1,000      $0.10
Danny Filippone      Dec. 18/98           10,000          $1,000      $0.10
Fred Fisher          Dec. 17/98           40,000          $4,000      $0.10
Alan Gelfand         Dec. 7/98            20,000          $2,000      $0.10
Lenore Gelfand       Dec. 11/98           10,000          $1,000      $0.10
Robert Gelfand       Nov. 30/98           80,000          $8,000      $0.10
Frank Gilbert        Dec. 14/98           20,000          $2,000      $0.10
Richard Hill         Dec. 21/98           10,000          $1,000      $0.10
Patama
Indhasolasa          Dec. 10/98           20,000          $2,000      $0.10
Dave Jeffory         Dec. 18/98           20,000          $2,000      $0.10
Monica Johnston      Dec. 18/98           10,000          $1,000      $0.10
David Knapfel        Dec. 10/98           30,000          $3,000      $0.10
Mervyn Mchean        Dec. 21/98           10,000          $1,000      $0.10
R.G. Moase           Dec. 11/98           20,000          $2,000      $0.10
Manoj Batra          Dec. 17/98           30,000          $3,000      $0.10
D. Benson            Dec. 18/98           10,000          $1,000      $0.10
Alazar Berhane       Dec. 18/98           10,000          $1,000      $0.10
Jeremy Bobroff       Dec. 19/98           10,000          $1,000      $0.10
Anchama
Chayawattana         Dec. 17/98           50,000          $5,000      $0.10
Kenneth Clarke       Dec. 18/98           10,000          $1,000      $0.10
Frank Demitro        Dec. 7/98            20,000          $2,000      $0.10
Frank Osborne        Dec. 18/98           10,000          $1,000      $0.10
Jeffery Plottel      Dec. 12/98           20,000          $2,000      $0.10
John Poole           Dec. 17/98           10,000          $1,000      $0.10
W. Randall           Dec. 17/98           20,000          $2,000      $0.10
Kim Rufh             Dec. 16/98           20,000          $2,000      $0.10
Donald Sipes         Dec. 17/98           10,000          $1,000      $0.10
Tidewater
Enterprises          Dec. 30/98           30,000          $3,000      $0.10
Ben Weiss            Dec. 17/98           10,000          $1,000      $0.10
Scott Williams       Dec. 17/98           10,000          $1,000      $0.10
Barry Wosk           Dec. 16/98           20,000          $2,000      $0.10
John Xinos           Dec. 30/98           50,000          $5,000      $0.10
Philip Xinos         Dec. 30/98           30,000          $3,000      $0.10
Valery Xinos         Dec. 23/98           10,000          $1,000      $0.10
Ken Yada             Dec. 17/98           20,000          $2,000      $0.10

        Each of the sales listed above was made for cash in reliance upon an exemption from registration offered by Section 4(2) of the Securities Act of 1933 or an exemption from registration offered by Rule 504 of Regulation D promulgated under the Securities Act of
1933. Based upon the Subscription Agreement executed by each of the purchasers, and based upon the pre-existing relationship between the cash subscribers and the Company's officers and directors, the Company had reasonable grounds to believe immediately prior to making an offer to the private investors, and did in fact believe, when such subscriptions were accepted, that such purchasers (1) were purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that they were capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchasers had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. Except for the certificates representing the 750,000 shares issued pursuant to Rule 504, an appropriate Rule 144 restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

Item 5.  Indemnification of Directors and Officers

        The Articles of Incorporation and the Bylaws of the Company provide for indemnification of officers, directors or controlling persons to the fullest extent permitted by Nevada law.

FINANCIAL STATEMENTS AND EXHIBITS

        (a) Audited financial statements for Digital Village World Technologies, Inc., as and for the years ending December 31, 1999 and 1998 and unaudited financial statements for the three months ending March 31, 2000 and 1999, are attached. See following pages.


DIGITAL VILLAGE WORLD TECHNOLOGIES, INC.

INDEX to Financial Statements as at 31 December 1999 and 1998

Auditors' Report                                        35

Statement of Financial Position                         37

Statement of Loss and Deficit                           38

Statement of Cash Flows                                 40

Statement of Changes in Stockholders' Equity            41

Notes to the Financial Statements                       42

AUDITORS' REPORT

To the stockholders of Body Concepts, Inc.

We have audited the statement of financial position of Body Concepts, Inc. as at 31 December 1998 and 1999 and the statements of loss and deficit, of cash flows and of changes in stockholders' equity from the date of incorporation, 15 September 1998 to 31 December 1998 and for the year ended 31 December 1999. In addition, we have audited the statement of loss and deficit and of cash flow from the date of incorporation, 15 September 1998 to 31 December 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Canada which are in substantial agreement with those in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurances whether the financial statements are free of material misstatement. An Audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Body Concepts, Inc. as at 31
December 1998 and 1999 and the results of its operations, cash flows and changes in stockholders' equity from the date of incorporation, 15 September 1998 to December 31, 1998, and for the year ended 31
December 1999 in accordance with generally accepted accounting principles in the United States of America.

These financial statements have been prepared assuming that the Company will continue as a going concern. As stated in Note 2 to the financial statements, the Company will require an infusion of capital to sustain itself. This requirement for additional capital raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Richmond, British Columbia, Canada
10 FEBRUARY 2000


/s/_____________
PARKER & CO.
Chartered Accountants

DIGITAL VILLAGE WORLD TECHNOLOGIES, INC.
STATEMENT OF FINANCIAL POSITION
Audited - See Auditors' Report

AS AT 31 DECEMBER                                   1999                    1998
CURRENT ASSETS

Cash                                             $64,779                 $76,763

Total Current Assets                              64,779                  76,763

TOTAL ASSETS                                     $64,779                 $76,763


AS AT 31 DECEMBER                                   1999                    1998

CURRENT LIABILITIES

Accounts payable                                    $550               $       0

                                                    $550               $       0

STOCKHOLDERS' EQUITY

Share capital, Note 3                              1,750                   1,750
Additional paid-in capital                        75,750                  75,750

Total share capital                               77,500                  77,500
Deficit                                         (13,271)                   (737)

Total stockholders' equity                        64,229                  76,763

TOTAL STOCKHOLDERS' EQUITY
 AND LIABILITIES                                 $64,779                 $76,763


DIGITAL VILLAGE WORLD TECHNOLOGIES, INC.
STATEMENT OF LOSS AND DEFICIT
Audited - See Auditors' Report

                                                From the Date of        From the Date of
                                                   Incorporation           Incorporation
                                For the             15 September            15 September
                              Year Ended                 1998 to                 1998 to
                             31 December             31 December             31 December
                                    1999                    1998                    1999
REVENUE

Sales                          $       0               $       0               $       0
Interest Earned                    1,142                       0                   1,142

Total revenue                      1,142                       0                   1,142

EXPENSES

Advertising                          712                       0                     712
Accounting                         1,245                     321                   1,566
Legal                              2,500                       0                   2,500
Consulting                         5,305                       0                   5,305
Registration fees                    370                     350                     720
Transfer agent fees                1,136                       0                   1,136
Bank charges                         169                      66                     235
Rent                               1,921                       0                   1,921
Office expenses                      300                       0                     300
Courier                               18                       0                      18

Total expenses                    13,676                     737                  14,413

LOSS BEFORE
 INCOME TAXES                   (12,534)                   (737)                (13,271)

INCOME TAXES, NOTE 4                   0                       0                       0

NET LOSS                        (12,534)                   (737)                (13,271)

DEFICIT, BEGINNING                 (737)                       0                       0

DEFICIT, ENDING                ($13,271)                  ($737)               ($13,271)

LOSS PER SHARE,
 NOTE 5              ($0.007162286)          ($0.000421143)          ($0.007583429)

DIGITAL VILLAGE WORLD TECHNOLOGIES, INC.
STATEMENT OF CASH FLOWS
Audited - See Auditors' Report

                                                From the Date of        From the Date of
                                                   Incorporation           Incorporation
                                For the             15 September            15 September
                              Year Ended                 1998 to                 1998 to
                             31 December             31 December             31 December
                                    1999                    1998                    1999
CASH PROVIDED (USED) FROM OPERATIONS
From operations
Net loss                       ($12,534)                  ($737)                (13,271)

Changes in working capital other than cash
Accounts payable                     550                       0                     550

Total cash provided (used) from
 operations                     (11,984)                   (737)                (12,721)

CASH PROVIDED (USED) BY INVESTMENT
 ACTIVITY                              0                       0                       0

CASH PROVIDED (USED) BY FINANCING
 ACTIVITY

Proceeds from issuance of
 common stock                          0                  77,500                  77,500

Total cash provided by
 financing                             0                  77,500                  77,500

CASH CHANGE                     (11,984)                   (737)                  64,779

CASH BEGINNING                    76,763                       0                       0

CASH ENDING                      $64,779                 $76,763                 $64,779

COMPRISED OF: Cash               $64,779                 $76,763                 $64,779


DIGITAL VILLAGE WORLD TECHNOLOGIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FROM INCORPORATION, 15 SEPTEMBER 1998, TO 31 DECEMBER
1999
Audited - See Auditors' Report

                                                              ADDITIONAL
                                  COMMON          COMMON            PAID        RETAINED
                                   STOCK           STOCK              IN        EARNINGS
CONSIDERATION                     ISSUED          AMOUNT         CAPITAL       (DEFICIT)

Private placement
 for cash on 25
 September 1998.
 Restricted, Note 3            1,000,000          $1,000          $1,500

Private placement
 for cash on 31
 December 1998                   750,000             750          74,250

Net loss from date
 of incorporation,
 15 September 1998,
 to 31 December 1998                                                             $32,031

Balance as at December
 31, 1998                      1,750,000           1,750          75,750           (737)

Net loss for the year
 ended 31 December 1999                                                         (12,534)

Balance as at 31 December
 1999                          1,750,000          $1,750         $75,750       ($13,271)


DIGITAL VILLAGE WORLD TECHNOLOGIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
AS AT 31 DECEMBER 1999 AND 1998
Audited - See Audit Report

NOTE 1  THE CORPORATION AND ITS BUSINESS

Body Concepts, Inc., was incorporated in the State of Nevada, United States of America on 15 September 1998 under the Nevada Revised
Statutes, Chapter 78, Private Corporations.

The Company has offices in Vancouver, British Columbia, Canada.
The Company is presently being organized to engage in any lawful activity. No going concern business activity had started as of the date of these financial statements.

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING
PRINCIPLES

These financial statements have been prepared in United States of America dollars which have been rounded to the nearest whole dollar except for the net loss per share which has been rounded to the nearest cent, using United States of America Generally Accepted
Accounting Principles. The accounting principles are applicable to a going concern which contemplates the realization and liquidation of liabilities in the normal course of business. Current business activities have not yet begun, resulting in insufficient revenue being generated to sustain the Company as a going concern without the infusion of additional capital.

Revenue is recorded as a sale at the time goods are shipped or the services are provided. Costs are recorded at the time an obligation to pay occurs and are expensed at the time the benefit to the Company is matched to revenue, or, if there is no matching revenue, to the period in which the benefit is realized.

NOTE 3  SHARE CAPITAL

The authorized capital stock is 25,000,000 shares of common stock with a par value of $0.001.

1,750,000 shares of common stock have been issued as follows:

                                                                   Price
                                                                     Per
                           Consideration          Issued           Share          Amount
25 September 1998                   Cash       1,000,000      $0.0025          $   2,500

31 December 1998                    Cash         750,000       0.1000             75,000

Total common shares
 to be issued                                  1,750,000                       $  77,500

On 25 September 1998 the Company issued 1,000,000 common shares with a par value of $0.001 per share for $0.0025 per share. These shares are "control Securities" which cannot be sold except pursuant to certain limitations and restrictions.

On 31 December 1998 the Company issued 750,000 common shares with a par value of $0.001 per share for $0.10 per share.

NOTE 4  INCOME TAXES

Income taxes on losses have not been reflected in these financial statements as it is not virtually certain that these losses will be recovered before the expiry period of the loss carry forward.

NOTE 5 LOSS PER SHARE

Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share would have resulted if certain types of common stock equivalents had been converted to common stock. Stock options would be an example of such common stock equivalents. No such common stock equivalents existed during the period presented. Accordingly, basic and diluted loss per share are the same for all periods presented.

NOTE 6  RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real property. The officers and directors of the Company are involved in other business activities, and may, in the future, become active in additional other business activities. If a specific business opportunity becomes available, such person may face a conflict in selecting between the Company and their own business interest. The Company has not yet formulated a policy for the resolution of such conflicts.

DIGITAL VILLAGE WORLD TECHNOLOGIES, INC.
FINANCIAL STATEMENTS
For the three months ended March 31 2000 and 1999

The unaudited financial statements of the Company for the three months ended March 31, 2000 follow. The financial statements reflect all adjustments which are, in the opinion of management, necessary to a fair statement of the results for the interim period presented.


DIGITAL VILLAGE WORLD TECHNOLOGIES, INC.

INDEX to Financial Statements as at March 31, 2000 and 1999

Independent Review Engagement Report                    47

Interim Statement of Financial Position                 48

Interim Statement of Loss and Deficit                   49

Interim Statement of Cash Flows                         50

Interim Statement of Stockholders' Equity               51

Notes to the Financial Statements                       52

INDEPENDENT REVIEW ENGAGEMENT REPORT

We have reviewed the interim statement of financial position of Body Concepts, Inc. as at 31 March 2000 and 1999 and the interim statements of loss and deficit, cash flows and changes in stockholders' equity for the three months ended 31 March 2000 and 1999 from inception, 15 September 1998, to 31 March 2000. Our review was made in accordance with generally accepted standards for review engagements in Canada, which are in substantial agreement with those of the American Institute of Certified Public Accountants in the United States of America, and accordingly consists primarily of inquiry, analytical procedures and discussion related to information supplied to us by the Company.

A review does not constitute an audit and consequently, we do not express an audit opinion on these interim financial statements.

Based on our review, nothing has come to our attention that causes us to believe that these interim financial statements are not, in all material respect, in accordance with generally accepted accounting principles in the United States.

These interim financial statements have been prepared assuming the Company will continue as a going concern. As stated in Note 2 to the interim financial statements, the Company will require an infusion of capital to sustain itself. This requirement for additional capital raises substantial doubt about the Company's ability to continue as a going concern. The interim financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Richmond, British Columbia, Canada
19 June 2000

PARKER & CO.
CHARTERED ACCOUNTANTS

DIGITAL VILLAGE WORLD TECHNOLOGIES, INC.
INTERIM STATEMENT OF FINANCIAL POSITION

                                                  AS AT 31 MARCH
                                            2000                    1999
CURRENT ASSETS

Cash                                     $64,535                 $67,849

Total Current Assets                      64,535                  67,849

TOTAL ASSETS                             $64,535                 $67,849


                                                  AS AT 31 MARCH

CURRENT LIABILITIES

Accounts payable                       $     894               $       0

                                             894                       -

STOCKHOLDERS' EQUITY

Share capital, Note 3                      1,750                   1,750
Additional paid-in capital                75,750                  75,750

Total share capital                       77,500                  77,500

Deficit                                 (13,859)                 (9,651)

Total stockholders' equity                63,641                  67,849

TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                  $  64,535               $  67,849


DIGITAL VILLAGE WORLD TECHNOLOGIES, INC.
INTERIM STATEMENT OF LOSS AND DEFICIT

                                                                From the Date of
                                                                    Inception 15
                                         For the         For the       September
                                    Period Ended    Period Ended         1998 to
                                        31 March        31 March        31 March
                                            2000            1999            2000
REVENUE
Interest Earned                        $     755       $       0       $   1,897

EXPENSES
Advertising and promotion                      -               -             712
Accounting                                   550             321           2,116
Legal                                          -           2,500           2,500
Consulting                                     -           5,000           5,305
Registration fees                              -             100             720
Transfer agent fees                          260             621           1,396
Bank charges                                  33              72             268
Rent                                         500             300           2,421
Office expense                                 -               -             300
Courier                                        -               -              18

Total expenses                             1,343           8,914          15,756

LOSS BEFORE INCOME TAXES                   (588)         (8,914)        (13,859)

INCOME TAXES, NOTE 4                           -               -               -

NET LOSS                                   (588)         (8,914)        (13,859)

DEFICIT, BEGINNING                      (13,271)           (737)               0

DEFICIT, ENDING                         (13,859)         (9,651)        (13,859)

LOSS PER SHARE, NOTE 5               $(0.00)         $(0.01)         $(0.01)

DIGITAL VILLAGE WORLD TECHNOLOGIES, INC.
INTERIM STATEMENT OF CASH FLOWS

                                                                From the Date of
                                                                    Inception 15
                                        For the          For the       September
                                    Period Ended    Period Ended         1998 to
                                        31 March        31 March        31 March
                                            2000            1999            2000
CASH PROVIDED (USED)
 FROM OPERATIONS
Net loss                               $   (588)       $ (8,914)       $(13,859)

Changes in working
 capital other than cash
Accounts payable                             894               0             894

Total changes in working
 capital                                     894               0             894

Total cash provided
 (used) from operations                      306         (8,914)        (12,965)

CASH PROVIDED (USED)
 BY INVESTMENT ACTIVITIES                      0               0               0

CASH PROVIDED BY FINANCING
 ACTIVITY
Issue of common shares                         -               -          77,500

Total cash provided by
 financing                                     -               -          77,500

CASH CHANGE                                  306         (8,914)          64,535

CASH BEGINNING                            64,229          76,763               0

CASH ENDING                               64,535          67,849          64,535

CASH COMPRISED OF: Cash                $  64,535       $  67,853       $  64,535

DIGITAL VILLAGE WORLD TECHNOLOGIES, INC.
INTERIM STATEMENT OF STOCKHOLDERS' EQUITY

                                                              ADDITIONAL
                                                                    PAID
              Considera-          ISSUED           SHARE              IN
DATE                tion           STOCK         CAPITAL         CAPITAL         DEFICIT
25 September
 1998               Cash       1,000,000           1,000           1,500

31 December
 1998               Cash         750,000             750          74,250

Loss from inception,
 15 September 1998, to
 31 December 1998                                                                  (737)

Balance, 31 December
 1998                          1,750,000           1,750          75,750           (737)

Loss for the year ended
 31 December 1999                                                               (12,354)

Balance, 31 December
 1999                          1,750,000           1,750          75,750        (13,271)

Loss for the three months
 ended 31 March 2000                                                               (588)

Balance, 31 March
 2000                         $1,750,000       $   1,750       $  75,750       ($13,859)


DIGITAL VILLAGE WORLD TECHNOLOGIES, INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED 31 MARCH 2000 AND 1999

NOTE 1  THE CORPORATION AND ITS BUSINESS

The Company was incorporated on 15 September 198 in the State of Nevada, United States.

The Company has offices in Burnaby, British Columbia, Canada.
The Company is presently being organized to engage in any lawful activity. No going concern business activity had started at the date of these interim financial statements.

NOTE 2  SUMMARY OF SIGNIFICANT ACCOUNTING
PRINCIPLES

These financial statements have been prepared using Generally
Accepted Accounting Principles in the United States and are stated in United States dollars which have been rounded to the nearest whole dollar except for the earnings per share which have been rounded to the nearest cent. The accounting principles are applicable to a going concern which contemplates the realization and liquidation of liabilities in the normal course of business. Current business activities have not yet begun, resulting in insufficient revenue being generated to sustain the Company as a going concern without the infusion of additional capital.

Revenue is recorded as a sale at the time the services contracted for have been completed. Costs are recorded at the time an obligation to pay occurs and are expensed at the time the benefit to the Company is matched to revenue, or, if there is no matching revenue, to the period in which the benefit is realized.

NOTE 3  SHARE CAPITAL

The authorized capital stock is 25,000,000 shares of common stock with a par value of $0.001.

1,750,000 shares of common stock have been issued as follows:

On 25 September 1998, the Company issued 1,000,000 common shares with a par value of $0.001 per share for $0.0025 per share. These shares are "control shares" which cannot be sold except pursuant to certain limitations and restrictions.

On 31 December 1998, the Company issued 750,000 common shares with a par value of $0.001 per share for $0.10 per share.

NOTE 4  INCOME TAXES

Income taxes on losses have not been reflected in these financial statements as it is not virtually certain that these losses will be recovered before the expiry period of the loss carry forward.

NOTE 5 LOSS PER SHARE

Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares during the period. Diluted loss per share would have resulted if certain types of common stock equivalents had been converted to common stock. Stock options would be an example of such common stock equivalents. No such common stock equivalents existed during the period presented. Accordingly, basic and diluted loss per share are the same for all periods presented.

NOTE 6  RELATED PARTY TRANSACTIONS

The Company neither owns nor leases any real property. The officers and directors of the Company are involved in other business activities and may, in the future, become active in additional other business activities. If a specific business opportunity becomes available, such person may face a conflict in selecting between the Company and their own business interest. The Company has not yet formulated a policy for the resolution of such conflicts.

     PART III

     Item 1.  INDEX TO EXHIBITS

       The Exhibits listed below are filed as part of this Amended
Registration
     Statement.

     Exhibit No.                                Document
     3.1                       Articles of Incorporation
     3.1a         Amendment to Articles of Incorporation
     3.2                                          Bylaws
     4.1                      Specimen Stock Certificate
     27                          Financial Data Schedule

SIGNATURES

        In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Digital Village World Technologies, Inc.


By:  /s/ _________________________
Richard Wang, President and Director

Date: ____________, 2000


By: /s/ _________________________________
       Peng Chen, Secretary, Treasurer and Director

Date: _____________, 2000
                    U. S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                                  SECURITIES OF
                             SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                    Digital Village World Technologies, Inc.
                 (Name of Small Business Issuer in its charter)

Nevada                                                  88-0404114
State or other jurisdiction of                  (I.R.S. Employer
incorporation or organization)                  Identification No.)

Unit 10, 18980 Fraserwood Court,
Burnaby, B.C. , Canada                          V5J5H7
(Address of Principal Office)                   Zip Code

Issuer's telephone number:       (604) 438-3598

EXHIBIT INDEX


Exhibit No.                                     Document
3.1                            Articles of Incorporation
3.1a              Amendment to Articles of Incorporation
3.2                                               Bylaws
4.1                           Specimen Stock Certificate
27                               Financial Data Schedule


EXHIBIT 3.1 -  ARTICLES OF INCORPORATION OF BODY
CONCEPTS, INC.

                            ARTICLES OF INCORPORATION
                                       OF
                               BODY CONCEPTS, INC.

          The undersigned, to form a Nevada corporation, CERTIFIES
THAT:

        I.   NAME:      The name of the corporation is: BODY
CONCEPTS. INC.

        II.  REGISTERED OFFICE: RESIDENT AGENT:                         The
location of the registered office of this corporation within the State of Nevada is 711 S. Carson St. Suite 4, Carson City, Nevada 89701;
this corporation may maintain an office or offices in such other place within or without the State of Nevada as may be from time to time designated by the Board of Directors or by the By-Laws of the corporation; and this corporation may conduct all corporation business of every kind or nature, including the holding of any meetings of directors or shareholders, inside or outside the State of Nevada, as well as without the State of Nevada.

     The Resident Agent for the corporation shall be Resident Agents of Nevada, Inc., 711 S. Carson St. Suite 4, Carson City, Nevada
897-1.

III. PURPOSE:           The purpose for which this corporation is
formed is: To engage in any lawful activity.

IV.  AUTHORIZATION OF CAPITAL STOCK:                    The amount of the
total authorized capital stock of the corporation shall be TWENTY-FIVE THOUSAND Dollars ($25,000.00), consisting of
TWENTY-FIVE MILLION (25,000,000) shares of Common Stock, par value $001 per share.

        V.      INCORPORATOR:           The name and post office address
of the Incorporator signing these Articles of Incorporation is as follows:

NAME                                        POST OFFICE ADDRESS

Resident Agents of Nevada, Inc.       711. S. Carson St., Suite 4
                                        Carson City, Nevada 89701

        VI.     DIRECTORS:              The governing board of this
corporation shall be known as directors, and the first Board shall consist of two (2) directors.

        The number of directors may, pursuant to the By-Laws, be increased or decreased by the Board of Directors, provided there shall be no less than one (1) nor more than nine (9) Directors.

        The name and post office addresses of the directors constituting the first Board of Directors is as follows:

NAME                                    POST OFFICE ADDRESS

James Darren Work                               6030 Laurel St.
                                                Vancouver, BC
                                                Canada V5Z 3W3

Howard Steven Gelfand                           7144 Neal St.
                                                Vancouver, BC
                                                Canada V6P 3N7

        VII.    STOCK NON-ASSESSABLE:                   The capital stock,
or the holders thereof, after the amount of the subscription price has been paid in, shall not be subject to any assessment whatsoever to pay the debts of the corporation.

        VIII.   TERM OF EXISTENCE                This corporation shall
have perpetual existence.

        IX.     CUMULATIVE VOTING:              No cumulative voting shall
be permitted in the election of directors.

        X.      PREEMPTIVE RIGHTS:              Shareholders shall not be
entitled to preemptive rights.

        XI.     LIMITED LIABILITY:              No officer or director of
the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer or director, except for liability (i) for any breach of the officer or directors duty of loyalty to the Corporation or its Stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the officer or director derived any improper personal benefit. If the Nevada General Corporation Law is amended after the date of incorporation to authorize corporate action further eliminating or limiting the personal liability of officers or directors, then the liability of an officer or director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Nevada
General Corporation Law, or amendments thereto. No repeal or modification of this paragraph shall adversely affect any right or protection of an officer or director of the Corporation existing at the time of such repeal or modification.

        XII.    INDEMNIFICATION:                Each person who was or is
made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a proceeding), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an officer or director of the Corporation or is or was serving at the request of the Corporation as an officer or director of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans whether the basis of such proceeding is alleged action in an official capacity as an officer or director shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Nevada General Corporation Law, as the same exists or may hereafter be amended, (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys fees, judgments, fines, excise taxes, or penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be an officer or director and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided herein with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.
The right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided however, that, if the Nevada General Corporation Law requires the payment of such expenses incurred by an officer or director in his or her capacity as an officer or director (and not in any other capacity in which service was or is rendered by such person while an officer or director, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, payment shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it shall ultimately be determined that such officer or director is not entitled to be indemnified under the Section or otherwise.

        If a claim hereunder is not paid in full by the Corporation within ninety days after a written claim has been received by the Corporation, the claimant may, at any time thereafter, bring suit against the Corporation to recover the unpaid amount of the claim and, if successful, in whole or in part, the claimant shall be entitled to be paid the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking, if any, is required, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the Nevada
General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Nevada General
Corporation Law, nor an actual determination by the Corporation
(including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

        The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-Law, agreement, vote of stockholders or disinterested directors or otherwise.

        The Corporation may maintain insurance, at its expense, to protect itself and any officer, director, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Nevada
General Corporation Law.

        The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification to any employee or agent of the Corporation to the fullest extent of the provisions of this Section with respect to the indemnification and advancement of expenses of officers and directors of the Corporation or individuals serving at the request of the Corporation as an officer, director, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise.

        THE UNDERSIGNED, being the Incorporator hereinafter named for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Nevada, does make and file these Articles of Incorporation, hereby declaring and certifying the facts herein stated are true, and, accordingly, has hereunto set his hand this 14th day of September, 1998.



                        ___________________________________
                        Patricia A. Bozin, Sole Incorporator
                        For Resident Agents of Nevada, Inc.

STATE OF NEVADA                 )
                                )       SS.
COUNTY OF CARSON                )

        On this 14th day of September, 1998, before me, a Notary
Public, personally appeared Patricia A. Bozin who acknowledged to me that she executed the above instrument.


                        ___________________________________
                        Notary Public

                            CERTIFICATE OF ACCEPTANCE
                        OF APPOINTMENT BY RESIDENT AGENT

        In the matter of Body Concepts, Inc., I, Alan Teegardin on behalf of Resident Agents of Nevada, Inc., with address at 711 S. Carson St. Suite 4, Carson City, Nevada 89701, hereby accept the appointment as Resident Agent of the above-entitled corporation in accordance with NRS 78.090.

        Furthermore, that the mailing address for the above registered office is 711 S. Carson St. Suite 4, Carson City, Nevada 89701.

        IN WITNESS WHEREOF, I hereunto set my hand this 14th day of September, 1998.


                        By: ___________________________________
                                Alan Teegardin for
                                Resident Agents of Nevada, Inc.

EXHIBIT 3.1a - AMENDMENT TO ARTICLES OF
INCORPORATION FOR BODY CONCEPTS, INC.

Certificate of Amendment to Articles of Incorporation for Body
Concepts, Inc.

1. Name of Corporation: Body Concepts, Inc.

2. The Articles have been amended as follows:

Pursuant to the provisions of NRS. 78.390, the undersigned
Corporation adopts the following Articles of Amendment to its Articles of Incorporation:

FIRST: The name of the corporation is Body Concepts, Inc.

(1) ARTICLE I of the Articles of Incorporation of the Corporation shall be amended in its entirety to read as follows:

The name of the corporation is: Digital Village World Technologies, Inc.

SECOND: ARTICLE IV of the Articles of Incorporation of the Corporation shall be amended in its entirety to read as follows:

The amount of the total authorized capital stock of the corporation shall be SIXTY-TWO THOUSAND FIVE HUNDRED Dollars
($62,500.00), consisting of SIXTY-TWO MILLION FIVE
HUNDRED THOUSAND (62,500,000) shares of Common Stock, par value $.001 per share.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is passed by majority approval.







4. Signatures


/s/  RICHARD WANG                               /s/ PENG CHEN
____________________                            ________________
 President                                      Secretary


File # C21718-98
May 25, 2000
The office of Dean Heller
Nevada Secretary of State
EXHIBIT 3.2 -  BYLAWS OF BODY CONCEPTS, INC.

                                     BYLAWS
                                       OF
                               BODY CONCEPTS, INC.


                                   ARTICLE I
                                    OFFICERS


1.1  Business Office

     The principal business office ("principal office") of the corporation shall be located at any place either within or without the state of Nevada as designated in the corporation's most current
Annual Report filed with the Nevada Secretary of State. The corporation may have such other offices, either within or without the State of Nevada, as the Board of Directors may designate or as the business of the corporation may require from time to time.
The corporation shall maintain at its principal office a copy of certain records, as specified in Section 2.14 of Article 2.

1.2  Registered Office

     The registered office of the corporation shall be located within Nevada and may be, but need not be, identical with the principal office, provided the principal office is located within Nevada. The address of the registered office may be changed from time to time by the Board of Directors.

                                   ARTICLE II
                                  SHAREHOLDERS

2.1  Annual Shareholder Meeting

     The annual meeting of the shareholders shall be held on the 14th day of September, each year, beginning with 1999, at the hour of 1 o'clock p.m., or at such other time on such other day within such month as shall be fixed by the Board of Directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the State of Nevada, such meeting shall be held on the next succeeding business day.

     If the election of directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any subsequent continuation after adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as convenient.

2.2  Special Shareholder Meetings

     Special meetings of the shareholders, for any purpose or purposes described in the notice of meeting, may be called by the president, or by the Board of Directors, and shall be called by the president at the request of the holders of not less than one-tenth of all outstanding shares of the corporation entitled to vote on any issue at the meeting.

2.3  Place of Shareholder Meetings

     The Board of Directors may designate any place, either within or without the State of Nevada, as the place for any annual or any special meeting of the shareholders, unless by written consent, which may be in the form of waivers of notice or otherwise, all shareholders entitle to vote at the meeting designate a different place, either within or without the State of Nevada, as the place for the holding of such meeting. If no designation is made by either the Board of Directors or unanimous action of the voting shareholders, the place of meeting shall be the principal office of the corporation in the State of Nevada.

2.4  Notice of Shareholder Meetings

          (1) Required Notice. Written notice stating the place, day and hour of any annual or special shareholder meeting shall be delivered not less than 10 nor more than 60 days before the date of the meeting, either personally or by mail, by or at the direction of the president, the Board of Directors, or other persons calling the meeting, to each shareholder of record entitled to vote at such meeting and to any other shareholder entitled by the laws of the State of Nevada governing corporations (the "Act") or the Articles of Incorporation to receive notice of the meeting. Notice shall be deemed to be effective at the earlier of: (1) when deposited in the United States mail, addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid; (2) on the date shown on the return receipt if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the addressee; (3) when received; or (4) 5 days after deposit in the United States mail, if mailed postpaid and correctly addressed to an address, provided in writing by the shareholder, which is different from that shown in the corporation's current record of shareholders.

          (2) Adjourned Meeting. If any shareholder meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time, and place if the new date, time, and place is announced at the meeting before adjournment. But if a new record for the adjourned meeting is, or must be fixed (see Section 2.5 of this Article 2) then notice must be given pursuant to the requirements of paragraph (a) of this Section 2.4, to those persons who are shareholders as of the new record date.

          (3)  Waiver of Notice.         A shareholder may waive notice
of the meeting (or any notice required by the Act, Articles of Incorporation, or Bylaws), by a writing signed by the shareholder entitled to the notice, which is delivered to the corporation (either before or after the date and time stated in the notice) for inclusion in the minutes of filing with the corporate records.

          A shareholder's attendance at a meeting:

                (1) Waives objection to lack of notice or defective notice of the meeting unless the shareholder, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting; and

                (2) Waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder objects to consideration of the matter when it is presented.

                (3)  Contents of Notice
The notice of each special shareholder meeting shall include a description of the purpose or purposes for which the meeting is called. Except as provided in this Section 2.4(d), or as provided in corporation's articles, or otherwise in the Act, the notice of an annual shareholder meeting need not include a description of the purpose or purposes for which the meeting is called.

        If a purpose of any shareholder meeting is to consider either:
(1) a proposed amendment to the Articles of Incorporation (including any restated articles requiring shareholder approval);

(2) a plan of merger or share exchange; (3) the sale, lease, exchange or other disposition of all, or substantially all of the corporation's property; (4) the dissolution of the corporation; or (5) the removal of a director, the notice must so state and be accompanied by, respectively, a copy or summary of the: (a) articles of amendment; (b) plan of merger or share exchange; and (c) transaction for disposition of all, or substantially all, of the corporation's property. If the proposed corporate action creates dissenters' rights, as provided in the Act, the dissenters' rights, and must be accompanied by a copy of relevant provisions of the Act. If the promissory notes or for promises to render services in the future, the corporation shall report in writing to all the shareholders the number of shares authorized or issued, and the consideration received with or before the notice of the next shareholder meeting. Likewise, if the corporation indemnifies or advances expenses to an officer or director, this shall be reported to all the shareholders with or before notice of the next shareholder meeting.

2.5  Fixing of Record Date

        For the purpose of determining shareholders of any voting group entitled to notice of or to vote at any meeting of shareholders, or shareholders entitled to receive payment of any distribution or dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date. Such record date shall not be more than 70 days prior to the date on which the particular action requiring such determination of shareholders entitled to notice of, or to vote at a meeting of shareholders, or shareholders entitled to receive a share dividend or distribution. The record date for determination of such shareholders shall be at the close of business on:

        (1) With respect to an annual shareholder meeting or any special shareholder meeting called by the Board of Directors or any person specifically authorized by the Board of Directors or these Bylaws to call a meeting, the day before the first notice is given to shareholders;

        (2) With respect to a special shareholder meeting demanded by the shareholders, the date the first shareholder signs the demand;

        (3) With respect to the payment of a share dividend, the date Board of Directors authorizes the share dividend;

        (4) With respect to actions taken in writing without a meeting (pursuant to Article 2, Section 2.12, the first date any shareholder signs a consent; and

        (5) With respect to a distribution to shareholders, (other than one involving a repurchase or reacquisition of shares), the date the Board of Directors authorizes the distribution.

        When a determination of shareholders entitled to vote at any meeting of shareholders has been made, as provided in this section, such determination shall apply to any adjournment thereof unless the Board of Directors fixes a new record date, which it must do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

        If no record date has been fixed, the record date shall be the date the written notice of the meeting is given to shareholders.

2.6  Shareholder List

        The officer or agent having charge of the stock transfer books for shares of the corporation shall, at least ten (10) days before each meeting of shareholders, make a complete record of the shareholders entitled to vote at each meeting of shareholders, arranged in alphabetical order, with the address of and the number of shares held by each. The list must be arranged by class or series of shares. The shareholder list must be available for inspection by any shareholder, beginning two business days after notice of the meeting is given for which the list was prepared and continuing through this meeting. The list shall be available at the corporation's principal office or at a place in the city where the meeting is to be held, as set forth in the notice of the meeting. A shareholder, his agent, or attorney is entitled, on written demand, to inspect and, subject to the requirements of Section
2.14 of this Article 2, to copy the list during regular business hours and at his expense, during the period it is available for inspection.
The corporation shall maintain the shareholder list in written form or in another form capable of conversion into written form within a reasonable time.

2.7  Shareholder Quorum and Voting Requirements

        A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the outstanding shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

        Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting, unless a new record date is or must be set for that adjourned meeting.

        If a quorum exists, a majority vote of those shares present and voting at a duly organized meeting shall suffice to defeat or enact any proposal unless the Statutes of the State of Nevada, the Articles of Incorporation or these Bylaws require a greater-than-majority vote, in which event the higher vote shall be required for the action to constitute the action of the corporation.

2.8  Increasing Either Quorum or Voting Requirements

        For purposes of this Section 2.8, a "supermajority" quorum is a requirement that more than a majority of the votes of the voting group present to constitute a quorum; and a "supermajority" voting requirement is any requirement that requires the vote of more than a majority of the affirmative votes of a voting group at a meeting.

        The Shareholders, but only if specifically authorized to do so by the Articles of Incorporation, may adopt, amend, or delete a Bylaw which fixes a "supermajority" quorum or "supermajority" voting requirement.

        The adoption or amendment of a Bylaw that adds, changes, or deletes a "supermajority" quorum or voting requirement for shareholders must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then if effect or proposed to be adopted, whichever is greater.

        A Bylaw that fixes a supermajority quorum or voting requirement for shareholders may not be adopted, amended, or repealed by the Board of Directors.

2.9  Proxies

        At all meetings of shareholders, a shareholder may vote in person, or vote by written proxy executed in writing by the shareholder or executed by his duly authorized attorney-in-fact.
Such proxy shall be filed with the secretary of the corporation or other person authorized to tabulate votes before or at the time of the meeting. No Proxy shall be valid after eleven (11) months from the date of its execution unless otherwise specifically provided in the proxy or coupled with an interest.

2.10 Voting of Shares

        Unless otherwise provided in the articles, each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of shareholders.

        Shares held by an administrator, executor, guardian or conservator may be voted by him, either in person or by proxy, without the transfer of such shares into his name. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without transfer of such shares into his name.

        Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver maybe voted by such receiver without the transfer thereof into his name if authority to do so is contained in an appropriate order of the Court by which such receiver was appointed.

        A shareholder whose shares are pledged shall be entitled to vote such shares until the shares are transferred into the name of the pledgee, and thereafter, the pledgee shall be entitled to vote the shares so transferred.

        Shares of its own stock belonging to the corporation or held by it in a fiduciary capacity shall not be voted, directly or indirectly, at any meeting, and shall not be counted in determining the total number of outstanding shares at any given time.

        Redeemable shares are not entitled to vote after notice of redemption is mailed to the holders and a sum sufficient to redeem the shares has been deposited with a bank, trust company, or other financial institution under an irrevocable obligation to pay the holders the redemption price on surrender of the shares.

2.11 Corporation's Acceptance of Votes

        (1) If the name signed on a vote, consent, waiver, or proxy appointment corresponds to the name of a shareholder, the corporation, if acting in good faith, is entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholder.

        (2) If the name signed on a vote, consent, waiver, or proxy appointment does not correspond to the name of its shareholder, the corporation, if acting in good faith, is nevertheless entitled to accept the vote, consent waiver, or proxy appointment and give it effect as the act of the shareholder if:

                (1) the shareholder is an entity, as defined in the Act, and the name signed purports to be that of an officer or agent of the entity;

                (2) the name signed purports to be that of an administrator, executor, guardian or conservatory representing the shareholder and, if the corporation requests, evidence of fiduciary status acceptable to the corporation has been presented with respect to the vote, consent, waiver, or proxy appointment;

                (3) the name signed purports to be that of a receiver or trustee in bankruptcy of the shareholder and, if the corporation requests, evidence of this status acceptable to the corporation has been presented with respect to the vote, consent, waiver, or proxy appointment;

                (4) the name signed purports to be that of a pledgee, beneficial owner, or attorney-in-fact of the shareholder and, if the corporation of the signatory's authority to sign for the shareholder has been presented with respect to the vote, consent, waiver, or proxy appointment; or

                (5) the shares are held in the name of two or more persons as co-tenants or fiduciaries and the name signed purports to be the name of at least one of the co-owners and the person signing appears to be acting on behalf of all the co-owners.

        (3) The corporation is entitled to reject a vote, consent, waiver, or proxy appointment if the secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

        (4) The corporation and its officer or agent who accepts or rejects a vote, consent, waiver, or proxy appointment in good faith and in accordance with the standards of this Section 2.11 are not liable in damages to the shareholder for the consequences of the acceptance or rejection.

        (5) Corporation action based on the acceptance or rejection of a vote, consent, waiver, or proxy appointment under this section is valid unless a court of competent jurisdiction determines otherwise.

2.12 Informal Action by Shareholders

        Any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if one or more written consents, setting forth the action so taken, shall be signed by shareholders holding a majority of the shares entitled to vote with respect to the subject matter thereof, unless a "supermajority" vote is required by these Bylaws, in which case a "supermajority" vote will be required. Such consent shall be delivered to the corporation secretary for inclusion in the minute book. A consent signed under this section has the effect of a vote at a meeting and may be described as such in any document.

2.13 Voting for Directors

        Unless otherwise provided in the Articles of Incorporation, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.

2.14 Shareholders' Rights to Inspect Corporate Records

        Shareholders shall have the following rights regarding inspection of corporate records:

                (1) Minutes and Accounting Records - The corporation shall keep, as permanent records, minutes of all meetings of its shareholders and Board of Directors, a record of all actions taken by the shareholders or Board of Directors without a meeting, and a record of all actions taken by a committee of the Board of Directors in place of the Board of Directors on behalf of the corporation. The corporation shall maintain appropriate accounting records.

                (2) Absolute Inspection Rights of Records Required at Principal Office - If a shareholder gives the corporation written notice of his demand at least five (5) business days before the date on which he wishes to inspect and copy, he, or his agent or attorney, has the right to inspect and copy, during regular business hours, any of the following records, all of which the corporation is required to keep at its principal office:

                (1) its Articles of Incorporation and all amendments to them currently in effect;

                (2) its Bylaws or restated Bylaws and all amendments to them currently in effect;

                (3) resolutions adopted by its Board of Directors creating one or more classes or series of shares, and fixing their relative rights, preferences and limitations, if shares issued pursuant to those resolutions are outstanding;

                    (4) the minutes of all shareholders' meetings, and records of all action taken by shareholders without a meeting, for the past three years;

                    (5) all written communications to shareholders within the past three years, including the financial statements furnished for the past three years to the shareholders;

                    (6) a list of the names and business addresses of its current directors and officers; and

                    (7) its most recent annual report delivered to the Nevada Secretary of State.

          (3) Conditional Inspection Right - In addition, if a shareholder gives the corporation a written demand, made in good faith and for a proper purpose, at least five business days before the date on which he wishes to inspect and copy, describes with reasonable particularity his purpose and the records he desires to inspect, and the records are directly connected to his purpose, a shareholder of a corporation, or his duly authorized agent or attorney, is entitled to inspect and copy, during regular business hours at a reasonable location specified by the corporation, any of the following records of the corporation:

                    (1) excerpts from minutes of any meeting of the Board of Directors; records of any action of a committee of the Board of Directors on behalf of the corporation; minutes of any meeting of the shareholders; and records of action taken by the shareholders or Board of Directors without a meeting, to the extent not subject to inspection under paragraph (a) of this Section 2.14;

                    (2)  accounting records of the corporation; and

                    (3) the record of shareholders (compiled no earlier than the date of the shareholder's demand).

                        (4)  Copy Costs - The right to copy records
includes, if reasonable, the right to receive copies made by photographic, xerographic, or other means. The corporation may impose a reasonable charge, to be paid by the shareholder on terms set by the corporation, covering the costs of labor and material incurred in making copies of any documents provided to the shareholder.

                        (5) "Shareholder" Includes Beneficial Owner - For purposes of this Section 2.14, the term "shareholder" shall include a beneficial owner whose shares are held in a voting trust or by a nominee on his behalf.

2.15 Financial Statements Shall Be Furnished to the Shareholders

          (1) The corporation shall furnish its shareholders annual financial statements, which may be consolidated or combined statements of the corporation and one or more of its subsidiaries, as appropriate, that include a balance sheet as of the end of the fiscal year, an income statement for that year, and a statement of changes in shareholders' equity for the year, unless that information appears elsewhere in the financial statements. If financial statements are prepared for the corporation on the basis of generally accepted accounting principles, the annual financial statements for the shareholders must also be prepared on that basis.

          (2) If the annual financial statements are reported upon by a public accountant, his report must accompany them. If not, the statements must be accompanied by a statement of the president or the person responsible for the corporation's accounting records:

                    (1) stating his reasonable belief that the statements were prepared on the basis of generally accepted accounting principles and, if not, describing the basis of preparation; and

                    (2) describing any respects in which the statements were not prepared on a basis of accounting consistent with statements prepared for the preceding year.

          (3) A corporation shall mail the annual financial statements to each shareholder within 120 days after the close of each fiscal year.

     Thereafter, on written request from a shareholder who was not mailed the statements, the corporation shall mail him the latest financial statements.

2.16 Dissenters' Rights

     Each shareholder shall have the right to dissent from and obtain payment for his shares when so authorized by the Act, Articles of Incorporation, the Bylaws, or a resolution of the Board of Directors.

2.17 Order of Business

     The following order of business shall be observed at all meetings of the shareholders, as applicable and so far as practicable:

          (1) Calling the roll of officers and directors present and determining shareholder quorum requirements;

          (2) Reading, correcting and approving of minutes of previous meeting;

          (3)  Reports of officers;

          (4)  Reports of Committees;

          (5)  Election of Directors;

          (6)  Unfinished business;

          (7)  New business; and

          (8)  Adjournment.


                                   ARTICLE III
                               BOARD OF DIRECTORS

3.1  General Powers

     Unless the Articles of Incorporation have dispensed with or limited the authority of the Board of Directors by describing who will perform some or all of the duties of a Board of Directors, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of the Board of Directors.

3.2  Number, Tenure and Qualifications of Directors

     Unless otherwise provided in the Articles of Incorporation, the authorized number of directors shall be not less than 1 (minimum number) nor more than 9 (maximum number). The initial number of directors was established in the original Articles of Incorporation.
The number of directors shall always be within the limits specified above, and as determined by resolution adopted by the Board of Directors. After any shares of this corporation are issued, neither the maximum nor minimum number of directors can be changed, nor can a fixed number be substituted for the maximum and minimum numbers, except by a duly adopted amendment to the Articles of Incorporation duly approved by a majority of the outstanding shares entitled to vote. Each director shall hold office until the next annual meeting of shareholders or until his successor shall have been elected and qualified, or until there is a decrease in the number of directors. Unless required by the Articles of Incorporation, directors do not need to be residents of Nevada or shareholders of the corporation.

3.3  Regular Meetings of the Board of Directors

        A regular meeting of the Board of Directors shall be held without other notice than this Bylaw immediately after, and at the same place as, the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than such resolution. (If permitted by Section 3.7, any regular meeting may be held by telephone.)

3.4  Special Meeting of the Board of Directors

        Special meetings of the Board of Directors may be called by or at the request of the president or any one director. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Nevada, as the place for holding any special meeting of the Board of Directors or, if for holding any special meeting of the Board of Directors or, if permitted by Section 3.7, any special meeting may be held by telephone.

3.5 Notice of, and Waiver of Notice of, Special Meetings of the Board of Directors

        Unless the Articles of Incorporation provide for a longer or shorter period, notice of any special meeting of the Board of Directors shall be given at least two days prior thereto, either orally or in writing. If mailed, notice of any director meeting shall be deemed to be effective at the earlier of: (1) when received; (2) five days after deposited in the United States mail, addressed to the director's business office, with postage thereon prepaid; (3) the date shown on the return receipt, if sent by registered or certified mail, return receipt requested, and the receipt is signed by or on behalf of the director. Notice may also be given by facsimile and, in such event, notice shall be deemed effective upon transmittal thereof to a facsimile number of a compatible facsimile machine at the director's business office. Any director may waive notice of any meeting. Except as otherwise provided herein, the waiver must be in writing, signed by the director entitled to the notice, and filed with the minutes or corporate records. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business and at the beginning of the meeting, or promptly upon his arrival, objects to holding the meeting or transacting business at the meeting, and does not thereafter vote for or assent to action taken at the meeting. Unless required by the Articles of Incorporation or the Act, neither the business to be transacted at, nor the purpose of, any special meeting of the Board of Directors need be specified in the notice or waiver of notice of such meeting.

3.6  Director Quorum

        A majority of the number of directors fixed, pursuant to
Section 3.2 of this Article 3, shall constitute a quorum for the transaction of business at any meeting of the Board of Directors,unless the Articles of Incorporation or the Act require a greater number for a quorum.

        Any amendment to this quorum requirement is subject to the provisions of Section 3.8 of this Article 3.

        Once a quorum has been established at a duly organized meeting, the Board of Directors may continue to transact corporate business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

3.7  Actions by Directors

        The act of the majority of the directors present at a meeting at which a quorum is present when the vote is taken shall be the act of the Board of Directors, unless the Articles of Incorporation or the act require a greater percentage. Any amendment which changes the number of directors needed to take action is subject to the provisions of Section 3.8 of this Article 3.

        Unless the Articles of Incorporation provide otherwise, any or all directors may participate in a regular or special meeting by, or conduct the meeting through the use of, any means of communication by which all directors participating may simultaneously hear each other during the meeting. Minutes of any such meeting shall be prepared and entered into the records of the corporation. A director participating in a meeting by this means is deemed to be present in person at the meeting.

        A director who is present at a meeting of the Board of Directors or a committee of the Board of Directors when corporate action is taken is deemed to have assented tot he action taken unless:
(1) he objects at the beginning of the meeting, or promptly upon his arrival, to holding it or transacting business at the meeting; or (2) his dissent or abstention from the action taken is entered in the minutes of the meeting; or (3) he delivers written notice of his dissent or abstention to the presiding officer of the meeting before its adjournment or to the corporation within 24 hours after adjournment of the meeting. The right of dissent or abstention is not available to a director who votes in favor of the action taken.

3.8 Establishing a "Supermajority" Quorum or Voting Requirement for the Board of Directors

        For purposes of this Section 3.8, a "supermajority" quorum is a requirement that more than a majority of the directors in office constitute a quorum; and a "supermajority" voting requirement is one which requires the vote of more than a majority of those directors present at a meeting at which a quorum is present to be the act of the directors.

        A Bylaw that fixes a supermajority quorum or supermajority voting requirement may be amended or repealed:

                    (1) if originally adopted by the shareholders, only by the shareholders (unless otherwise provided by the shareholders); or

                    (2) if originally adopted by the Board of Directors, either by the shareholders or by the Board of Directors.

        A Bylaw adopted or amended by the shareholders that fixes a supermajority quorum or supermajority voting requirement for the Board of Directors may provide that it may be amended or repealed only by a specified vote of either the shareholders or the Board of Directors.

        Subject to the provisions of the preceding paragraph, action by the Board of Directors to adopt, amend, or repeal a Bylaw that changes the quorum or voting requirements for the Board of Directors must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater.

3.9  Director Action Without a Meeting

        Unless the Articles of Incorporation provide otherwise, any action required or permitted to be taken by the Board of Directors at a meeting may be taken without a meeting if all the directors sign a written consent describing the action taken. Such consents shall be filed with the records of the corporation. Action taken by consent is effective when the last director signs the consent, unless the consent specifies a different effective date. A signed consent has the effect of a vote at a duly noticed and conducted meeting of the Board of Directors and may be described as such in any document.

3.10 Removal of Directors

        The shareholders may remove one or more directors at a meeting called for that purpose if notice has been given that a purpose of the meeting is such removal. The removal may be with or without cause unless the Articles of Incorporation provide that directors may only be removed for cause. If cumulative voting is not authorized, a director may be removed only if the number of votes cast in favor or removal exceeds the number of votes cast against removal.

3.11 Board of Director Vacancies

        Unless the Articles of Incorporation provide otherwise, if a vacancy occurs on the Board of Directors, excluding a vacancy resulting from an increase in the number of directors, the director(s) remaining in office constitute fewer than a quorum of the Board of Directors, they may fill the vacancy by the affirmative vote of a majority of all the directors remaining in office.

        If a vacancy results from an increase in the number of directors, only the shareholders may fill the vacancy.

        A vacancy that will occur at a specific later date (by reason of a resignation effective at a later date) may be filled by the Board of Directors before the vacancy occurs, but the new director may not take office until the vacancy occurs.

        The term of a director elected to fill a vacancy expires at the next shareholders' meeting at which directors are elected. However, if his term expires, he shall continue to serve until his successor is elected and qualifies or until there is a decrease in the number of directors.

3.12 Director Compensation

        Unless otherwise provided in the Articles of Incorporation, by resolution if the Board of Directors, each director may be paid his expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the Board of Directors, or both. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

3.13 Director Committees

        (1) Creation of Committees - Unless the Articles of Incorporation provide otherwise, the Board of Directors may create one or more committees and appoint members of the Board of Directors to serve on them. Each committee must have two or more members, who serve at the pleasure of the Board of Directors.

        (2) Selection of Members - The creation of a committee and appointment of members to it must be approved by the greater of (1)
a majority of all the directors in office when the action is taken, or (2) the number of directors required by the Articles of Incorporation to take such action.

          (3) Required Procedures - Sections 3.4, 3.5, 3.6, 3.7, 3.8 and 3.9 of this Article 3 apply to committees and their members.

          (4)  Authority -  Unless limited by the Articles of
Incorporation or the Act, each committee may exercise those aspects of the authority of the Board of Directors which the Board of Directors confers upon such committee in the resolution creating the committee.

        Provided, however, a committee may not:

                        (1)  authorize distributions to shareholders;

                    (2) approve or propose to shareholders any action that the Act requires be approved by shareholders;

                    (3) fill vacancies on the Board of Directors or on any of its committees;

                    (4)  amend the Articles of Incorporation;

                    (5)  adopt, amend, or repeal Bylaws;

                    (6)  approve a plan of merger not requiring
shareholder approval;

                    (7) authorize or approve reacquisition of shares, except according to a formula or method prescribed by the Board of Directors; or

                        (8) authorize or approve the issuance or sale, or contract for sale of shares, or determine the designation and relative rights, preferences, and limitations of a class or series of shares; except that the Board of Directors may authorize a committee to do so within limits specifically prescribed by the Board of Directors.

                                   ARTICLE IV
                                    OFFICERS

4.1  Designation of Officers

        The officers of the corporation shall be a president, a secretary, and a treasurer, each of whom shall be appointed by the Board of Directors. Such other officers and assistant officers as may be deemed necessary, including any vice-presidents, may be appointed by the Board of Directors. The same individual may simultaneously hold more than one office in the corporation.

4.2  Appointment and Term of Office

        The officers of the corporation shall be appointed by the Board of Directors for a term as determined by the Board of Directors. If no term is specified, they shall hold office until the first meeting of the directors held after the next annual meeting of shareholders. If the appointment of officers is not made at such meeting, such appointment shall be made as soon thereafter as is convenient. Each officer shall hold office until his successor has been duly appointed and qualified, until his death, or until he resigns or has been removed in the manner provided in Section 4.3 of this Article 4.

        The designation of a specified term does not grant to the officer any contract rights, and the Board of Directors can remove the officer at any time prior to the termination of such term.

        Appointment of an officer shall not of itself create any contract rights.

4.3  Removal of Officers

        Any officer may be removed by the Board of Directors at any time, with or without cause. Such removal shall be without prejudice to the contract rights, if any, of the person so removed.

4.4  President

        The president shall be the principal executive officer of the corporation and, subject to the control of the Board of Directors, shall generally supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the shareholders. He may sign, with the secretary or any other proper officer of the corporation thereunto duly authorized by the Board of Directors, certificates for shares of the corporation and deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed. The president shall generally perform all duties incident to the office of president and such other duties as may be prescribed by the Board of Directors from time to time.

4.5  Vice-President

        If appointed, in the absence of the president or in the event of the president's death, inability or refusal to act, the vice-president (or in the event there be more than one vice-president, the vice-presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their appointment) shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. If there is no vice-president, then the treasurer shall perform such duties of the president. Any vice-president may sign, with the secretary or an assistant secretary, certificates for shares of the corporation the issuance of which have been authorized by resolution of the Board of Directors. A vice-president shall perform such other duties as from time to time may be assigned to him by the president or by the Board of Directors.

4.6  Secretary

     The secretary shall (a) keep the minutes of the proceedings of the shareholders and of the Board of Directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law;
(c) be custodian of the corporate records and of any seal of the corporation and, if there is a seal of the corporation, see that it is affixed to all documents, the execution of which on behalf of the corporation under its seal is duly authorized; (d) when requested or required, authenticate any records of the corporation; (e) keep a register of the post office address of each shareholder, as provided to the secretary by the shareholders; (f) sign with the president, or vice-president, certificates for shares of the corporation, the issuance of which has been authorized by resolution of the Board of Directors; (g) have general charge of the stock transfer books of the corporation; and (h) generally perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the Board of Directors.

4.7  Treasurer

     The treasurer shall (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies, or other depositories as may be selected by the Board of Directors; and (c) generally perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the Board of Directors.

        If required by the Board of Directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the Board of Directors shall determine.

4.8  Assistant Secretaries and Assistant Treasurers

        The assistant secretaries, when authorized by the Board of Directors, may sign with the president, or a vice-president, certificates for shares of the corporation, the issuance of which has been authorized by a resolution of the Board of Directors. The assistant treasurers shall respectively, if required by the Board of Directors, give bonds for the faithful discharge of their duties in such sums and with such sureties as the Board of Directors shall determine.

        The assistant secretaries and assistant treasurers, generally, shall perform such duties as may be assigned to them by the secretary or the treasurer, respectively, or by the president or the Board of Directors.

4.9  Salaries

     The salaries of the officers, if any, shall be fixed from time to time by the Board of Directors.

                                    ARTICLE V
                 INDEMNIFICATION OF DIRECTORS, OFFICERS, AGENTS,
AND EMPLOYEES

5.1  Indemnification of Officers, Directors, Employees and Agents

        Unless otherwise provided in the Articles of Incorporation, the corporation shall indemnify any individual made a party to a proceeding because he is or was an officer, director, employee or agent of the corporation against liability incurred in the proceeding, all pursuant to and consistent with the provisions of NRS 78.751, as amended from time to time.

5.2  Advance Expenses for Officers and Directors

        The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding shall be paid by the corporation as they are incurred and in advance of the final deposition of the action, suit or proceeding, but only after receipt by the corporation of an undertaking by or on behalf of the officer or director on terms set by the Board of Directors, to repay the expenses advanced if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation.

5.3  Scope of Indemnification

        The indemnification permitted herein is intended to be to the fullest extent permissible under the laws of the State of Nevada, and any amendments hereto.

                                   ARTICLE VI
                   CERTIFICATES FOR SHARES AND THEIR TRANSFER

6.1  Certificates for Shares

                (1)  Content   Certificates representing shares of the
corporation shall at minimum, state on their face the name of the issuing corporation; that the corporation is formed under the laws of the State of Nevada; the name of the person to whom issued; the certificate number; class and par value of shares; and the designation of the series, if any, the certificate represents. The form of the certificate shall be as determined by the Board of Directors. Such certificates shall be signed (either manually or by facsimile) by the president or a vice-president and by the secretary of an assistant secretary and may be sealed with a corporate seal or a facsimile thereof. Each certificate for shares shall be consecutively numbered or otherwise identified.

          (2) Legend as to Class or Series - If the corporation is authorized to issue different classes of shares or different series within a class, the designations, relative rights, preferences, and limitations applicable to each class and the variations in rights, preferences, and limitations determined for each series (and the authority of the Board of Directors to determine variations for future series) must be summarized on the front or back of the certificate indicating that the corporation will furnish the shareholder this information on request in writing and without charge.

                (3) Shareholder List - The name and address of the person to whom the shares are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the corporation.

                (4) Transferring Shares - All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed, or mutilated certificate, a new one may be issued therefore upon such terms as the Board of Directors may prescribe, including indemnification of the corporation and bon requirements.

6.2  Registration of the Transfer of Shares

        Registration of the transfer of shares of the corporation shall be made only on the stock transfer books of the corporation. In order to register a transfer, the record owner shall surrender the share certificate to the corporation for cancellation, properly endorsed by the appropriate person or persons with reasonable assurances that the endorsements are genuine and effective. Unless the corporation has established a procedure by which a beneficial owner of shares held by a nominee is to be recognized by the corporation as the owner, the person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

6.3  Restrictions on Transfer of Shares Permitted

        The Board of Directors may impose restrictions on the transfer or registration of transfer of shares, including any security convertible into, or carrying a right to subscribe for or acquire shares. A restriction does not affect shares issued before the restriction was adopted unless the holders of the shares are parties to the restriction agreement or voted in favor of the restriction.

        A restriction on the transfer or registration of transfer of shares may be authorized:

                (1) to maintain the corporation's status when it is dependent on the number or identity of its shareholders;

                (2) to preserve exemptions under federal or state securities law; or

                (3)  for any other reasonable purpose.

        A restriction on the transfer or registration of transfer of shares may:

                (1) obligate the shareholder first to offer the corporation or other persons (separately, consecutively, or simultaneously) an opportunity to acquire the restricted shares;

                (2)  obligate the corporation or other persons
(separately, consecutively, or simultaneously) to acquire the restricted shares;

                (3) require the corporation, the holders of any class of its shares, or another person to approve the transfer of the restricted shares, if the requirement is not manifestly unreasonable; or

                (4) prohibit the transfer of the restricted shares to designated persons or classes of persons, if the prohibition is not manifestly unreasonable.

        A restriction on the transfer or registration of transfer of shares is valid and enforceable against the holder or a transferee of the holder if the restriction is authorized by this Section 6.3 and its existence is noted conspicuously on the front or back of the certificate. Unless so noted, a restriction is not enforceable against a person without knowledge of the restriction.

6.4  Acquisition of Shares

        The corporation may acquire its own shares and unless otherwise provided in the Articles of Incorporation, the shares so acquired constitute authorized but unissued shares.

        If the articles of Incorporation prohibit the reissue of shares acquired by the corporation, the number of authorized shares is reduced by the number of shares acquired, effective upon amendment of the Articles of Incorporation, which amendment shall be adopted by the shareholders, or the Board of Directors without shareholder action (if permitted by the Act). The amendment must be delivered to the Secretary of State and must set forth:

                (1)  the name of the corporation;

                (2) the reduction in the number of authorized shares, itemized by class and series; and

                (3) the total number of authorized shares, itemized by class and series, remaining after reduction of the shares.

                                   ARTICLE VII
                                  DISTRIBUTIONS

7.1  Distributions

        The Board of Directors may authorize, and the corporation may make distributions (including dividends on its outstanding shares) in the manner and upon the terms and conditions provided by law.

                                  ARTICLE VIII
                                 CORPORATE SEAL

        The Board of Directors may adopt a corporate seal which may be circular in form and have inscribed thereon any designation, including the name of the corporation, Nevada as the state of incorporation, and the words "Corporate Seal."

                                   ARTICLE IX
                                EMERGENCY BYLAWS

9.1  Emergency Bylaws

     Unless the Articles of Incorporation provide otherwise, the following provisions shall be effective during an emergency, which is defined as time when a quorum of the corporation's directors cannot be readily assembled because of some catastrophic event. During such emergency:

        (1)  Notice of Board Meetings

        Any one member of the Board of Directors or any one of the following officers: president, any vice-president, secretary, or treasurer, may call a meeting of the Board of Directors. Notice of such meeting need be given only to those directors whom it is practicable to reach, any may be given in any practical manner, including by publication and radio. Such notice shall be given at least six hours prior to commencement of the meeting.

        (2)  Temporary Directors and Quorum

        One or more officers of the corporation present at the emergency board meeting, as is necessary to achieve a quorum, shall be considered to be directors for the meeting, and shall so serve in order of rank, and within the same rank, in order of seniority. In the event that less than a quorum (as determined by Section 3.6 of Article
3) of the directors are present (including any officers who are to serve as directors for the meeting), those directors present (including the officers serving as directors) shall constitute a quorum.

        (3)  Actions Permitted To Be Taken

        The Board of Directors, as constituted in paragraph (b), and after notice as set forth in paragraph (a), may:

                (1)  Officer's Powers

                Prescribe emergency powers to any officer of the corporation;

                (2)  Delegation of Any Power

                Delegate to any officer or director, any of the powers of the Board of Directors;

                (3)  Lines of Succession

                Designate lines of succession of officers and agents, in the event that any of them are unable to discharge their duties;

                (4)  Relocate Principal Place of Business

                Relocate the principal place of business, or designate successive or simultaneous principal places of business;

                (5)  All Other Action

                Take any other action which is convenient, helpful, or necessary to carry on the business of the corporation.

                                    ARTICLE X
                                   AMENDMENTS

10.1 Amendments

        The Board of Directors may amend or repeal the corporation's Bylaws unless:

        (1) the Articles of Incorporation or the Act reserve this power exclusively to the shareholders, in whole or part; or

        (2) the shareholders, in adopting, amending, or repealing a particular Bylaw, provide expressly that the Board of Directors may not amend or repeal that Bylaw; or

          (3) the Bylaw either establishes, amends or deletes a "supermajority" shareholder quorum or voting requirement, as defined in Section 2.8 of Article 2.

        Any amendment which changes the voting or quorum requirement for the Board of Directors must comply with Section 3.8 of Article 3, and for the shareholders, must comply Section 2.8 of
Article 2.

        The corporation's shareholders may also amend or repeal the corporation's Bylaws at any meeting held pursuant to Article 2.

                          CERTIFICATE OF THE SECRETARY

        I hereby certify that I am the Secretary of Body Concepts, Inc. and the forgoing Bylaws, consisting of twenty-nine (29) pages, constitutes the code of Body Concepts, Inc. as duly adopted by the Board of Directors of the Corporation on this 14th day of September, 1998.

        IN WITNESS WHEREOF, I have hereunto subscribed my name this 14th day of September, 1998.





                          _______________________________
                                                Secretary

EXHIBIT 4.1 - SPECIMEN STOCK CERTIFICATE

CONTENTS:

State of Incorporation
Name of Company
Number of authorized shares of common stock
Name of individual shareholder
Number of shares owned by individual shareholder
Fully paid and non-assessable shares
Date of issuance of certificate
Signatures of President and Secretary
Restrictive transfer legend

EXHIBIT 27 - Financial Data Schedule